[Thompson, Hickey, Cunningham, Clow & April, P.A. letterhead]

                              December 9, 2009

Via EDGAR Correspondence and Facsimile

Patricia A. Williams
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Thornburg Investment Trust
          Registration Number under the Securities Act of 1933: 33-14905 Registration Number under the Investment Company Act of 1940:
          811-05201

Dear Mrs. Williams:

     I outline below our responses to the comments received from the staff on December 1, 2009 respecting the above-referenced registrant's post-effective amendment no. 73 to its Registration Statement on Form N-1A, which amendment was filed on October 2, 2009 and relates to the Thornburg Developing World Fund.

     1. The staff requested that we add to the Table of Contents of the prospectus, nearby the words "Developing World Fund," the term "Overview" or "Summary." In response to this comment, we will add the words "Fund Summary" immediately following the words "Developing World Fund" on the Table of Contents of the prospectus, and will indent the first nine numbered items on the Table of Contents of the prospectus to emphasize that those nine items comprise the Summary section of the prospectus.

     2. The staff requested that we delete the second and third sentences under the caption "Investment Goal" in the prospectus, which sentences read "This goal is a fundamental policy of the Fund and may be changed only with shareholder approval." and "The Fund may not achieve its investment goal." The staff noted that the first of these deleted sentences should be placed in the portion of the prospectus defined by
Item 9 of Form N-1A, which currently appears in this prospectus under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies." The staff further noted that the second of these deleted sentences is not required under Form N-1A, but that the registrant is permitted to include that sentence in the portion of the prospectus defined by Item 9 of Form N-1A. In response to this comment, we will delete the second and third sentences under the caption "Investment Goal" in the prospectus. We will also add the following disclosure to the portion of the prospectus defined by Item 9 of Form N-1A:

          Fund Investment Goal: The Fund's primary investment goal is long-term capital appreciation. This goal is a fundamental policy of the Fund and may be changed only with shareholder approval. The Fund may not achieve its investment goal.

     3. The staff commented that the narrative which appears immediately under the caption "Fees and Expenses of the Fund" in the prospectus should conform more closely to the wording which appears in Form N-1A. We note that Instruction 1(b) to Item 3 of Form N-1A permits a Fund to modify this narrative explanation if the explanation contains comparable information to the specific wording in Form N-1A. We believe that the narrative in the prospectus contains comparable information to the wording in Form N-1A, and note that any distinctions between the wording in the prospectus and the precise wording in Form N-1A are intended to describe more accurately the specific circumstances under which an investor in the Fund may be eligible for a sales charge discount. We have nonetheless made certain changes to the specified language so that it conforms more closely to the precise wording in Form N-1A. That language will now read substantially as follows in the prospectus:

          This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for discounts from the sales charge applicable to Class A shares if you or other qualifying accountholders invest, or agree to invest in the future, at least $50,000 in the Thornburg Funds. More information about these and other discounts is available from your financial professional and in "Opening Your Account - Buying Fund Shares" on page __ of this Prospectus.

     4. The staff asked that we delete footnotes (3) and (4) under the Shareholder Fees and Annual Fund Operating Expenses table in the prospectus. In response to this comment, we have deleted those two footnotes.

     5. In footnote (6) under the Shareholder Fees and Annual Fund Operating Expenses table in the prospectus, the staff requested that we add language to clarify who may terminate the contractual expense waiver arrangement and under what circumstances. In response to this comment, we will modify the last sentence of that footnote (6) to read substantially as follows:

          The agreement to waive fees and reimburse expenses may be terminated by the Fund at any time, but may not be terminated by Thornburg or TSC before February 1, 2011, except to the extent that Thornburg or TSC ceases to be the investment advisor or distributor of the Fund prior to that date.

     6. The staff suggested that we change the caption to the last row of the Annual Fund Operating Expenses table in the prospectus, which caption currently reads "Net Annual Fund Operating Expenses," to conform more precisely to the wording suggested in Instruction 3(e) to Item 3 of Form N-1A, which states that a Fund "should use appropriate descriptive captions, such as . . . 'Total Annual Fund Operating Expenses After Fee
Waiver [and/or Expense Reimbursement]' ...."  In response to this comment, we will modify the caption to the last row of the Annual Fund Operating Expenses table to read as follows:

          Total Annual Fund Operating Expenses After Fee Waiver/
          Expense Reimbursement

     7. The staff asked that we delete the second sentence of the narrative explanation preceding the expense Example in the prospectus, which sentence currently reads "Amounts shown for each class of shares are calculated using the class's Net Annual Operating Expense figure (i.e., after fee waivers and expense reimbursements) for the first year, and the class's Total Annual Operating Expense figure (i.e., before fee waivers and expense reimbursements in subsequent periods. The staff suggested that we replace this deleted sentence with a shorter disclosure. In response to this comment, we will modify the final clause of the narrative explanation preceding the expense Example to read as follows:

          Although your actual costs may be higher or lower, based on these assumptions (and giving effect to fee waivers and expense reimbursements in the first year) your costs would be:

     8. The staff noted as a typographical error in the expense Example in the prospectus a reference to Class B shares, which should be a reference to Class C shares. In response to this comment, we have corrected that typographical error.

     9. The staff asked that we revise the second sentence under the caption "Principal Investment Strategies" in the prospectus, which reads "A developing country issuer is either domiciled in a developing country, or has reference to a significant percentage of its business in a developing country," to provide a different description of the circumstances under which an issuer will be deemed to derive a significant percentage of its business from a developing country. The staff suggested some approaches to such a revision. After careful consideration of this comment, including discussions with the staff and with the Fund's management and review of applicable written guidance from the staff, we will modify that disclosure by deleting the existing sentence and replacing it with the following:

          A developing country issuer is a company or sovereign entity that is domiciled or otherwise tied economically to one or more developing countries.

We will also add a further explanatory disclosure substantially similar to the following disclosure to the "Principal Investment Strategies" portion of the prospectus:

          Thornburg considers a variety of factors to determine whether an investment is tied economically to one or more developing countries, including (i) whether or not a significant portion of the issuer's revenues or assets are derived from or are located in developing countries, (ii) the primary trading market of the issuer's securities, (iii) the locations of its offices or other operations, (iv) the source of any governmental guarantees or other supports,
          (v) identification of the issuer's securities within an index or other listing indicating its location in a particular developing country or region, and (vi) whether the investment is otherwise exposed to the economic fortunes and risks of developing countries.

     10. The staff noted that the Fund has included under the caption "Principal Investment Strategies" in the prospectus a sample list of countries which the Fund's investment advisor currently considers to be developing. The staff questioned whether Israel was a developing country. We discussed this comment with the Fund's management, who currently believe that Israel is a developing country for this purpose.
Accordingly, the Fund will continue to list Israel in this list of countries.

     11. The staff expressed the view that the disclosure under the caption "Principal Investment Strategies" should be abbreviated and requested that we remove some or most of that disclosure to the portion of the prospectus defined by Item 9 of Form N-1A, which currently appears under the caption "Additional Information About Fund Investment Objectives and Strategies, and Risks of Fund Investment Strategies." After careful consideration of this comment, including discussions with the staff and with the Fund's management and review of the approach that has been adopted by several other registrants in their currently effective prospectuses, the Fund has determined to retain substantially the same disclosure format as was presented in its filing on October 2, 2009. The Fund believes that this presentation of information is consistent with the requirements of Form N-1A and with the approach taken by other registrants, and will make more prominent to investors certain key information about the Fund's principal investment strategies.

     12. The staff expressed the view that the disclosure under the caption "Principal Investment Risks" should be abbreviated and requested that we remove some of that disclosure to the portion of the prospectus defined by Item 9 of Form N-1A. After careful consideration of this comment, including discussions with the staff and with the Fund's management and review of the approach that has been adopted by several other registrants in their currently effective prospectuses, the Fund has determined to retain substantially the same disclosure format as was presented in its filing on October 2, 2009. The Fund believes that this presentation of information is consistent with the requirements of Form N-1A and with the approach taken by other registrants, and will make more prominent to investors certain key information about the Fund's principal investment risks.

     13. The staff asked that we delete the last sentence in the second paragraph under the caption "Minimum Subsequent Purchase" in the prospectus. That sentence reads: "Your shares will be redeemed by the Fund at the next share price ("NAV") calculated after your redemption order is received in proper form. In response to this comment, we will delete that sentence from the prospectus.

     14. The staff requested that we revise the disclosure under the caption "Tax Information" in the prospectus to state in a more succinct manner that the Fund intends to make distributions that may be taxed as ordinary income or capital gains. In response to this comment, we will delete the first sentence of the current disclosure under the "Tax Information" caption and replace it with a sentence reading substantially as follows:

          Distributions to a shareholder will generally be taxable to the shareholder as ordinary income or capital gains for federal income tax purposes.

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me or Dan April with any questions. We appreciate your continuing courtesies and assistance.


Sincerely,

/s/ Charles W.N. Thompson, Jr.

Charles W.N. Thompson, Jr.